UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 30, 2021

Commission File Number 333-98397

Lingo Media Corporation

(Translation of registrant's name into English)

151 Bloor Street West, Suite 703, Toronto, Ontario Canada M5S 1S4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Exhibit Index

1	Management Discussion and Analysis for the second quarter ended June 30, 2021 to Exhibit 1.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunder duly authorized.

LINGO MEDIA CORPORATION

Date: August 26, 2021	By:	/s/ “ Gali Bar-Ziv”
Gali Bar-Ziv President and CEO

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

For the six-month period ended June 30, 2021

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

As at June 30, 2021

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of Lingo Media Corporation have been prepared by and are the responsibility of the Company's management. These unaudited condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") and reflect Management’s best estimates and judgements based on information currently available. The Company's independent auditor has not performed a review of these financial statements in accordance with standards established for a review of interim financial statements by an entity's auditor.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

As at June 30, 2021

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Balance Sheets

As of June 30, 2021 and December 31, 2020

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Notes	June 30, 2021	December 31, 2020
ASSETS
Current Assets
Cash and cash equivalents		1,292,042	$1,212,778
Accounts and grants receivable	5,13,15	1,188,781	973,852
Prepaid and other receivables		107,184	168,932
		2,588,007	2,355,562
Non-Current Assets
Property and equipment	6	19,156	23,685
Right-of-use asset	7	-	16,788
TOTAL ASSETS		$2,607,163	$2,396,035

EQUITY AND LIABILITIES

Current Liabilities
Accounts payable		101,839	$82,125
Accrued liabilities		111,112	138,715
Contract liability	8	262,072	218,566
Lease obligation	7	-	19,600
		475,023	459,006
Non-current Liabilities
Loans payable	9	80,000	70,000
		80,000	70,000
TOTAL LIABILITIES		$555,023	529,006

Equity
Share capital	10	21,914,722	21,914,722
Share-based payment reserve	11	4,073,956	4,072,176
Accumulated other comprehensive income		(457,317)	(352,764)
Deficit		(23,479,221)	(23,767,105)
TOTAL EQUITY		2,052,140	1,867,029
TOTAL EQUITY AND LIABILITIES		$2,607,163	$2,396,035

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on August 26, 2021.

/s/ Gali Bar-Ziv	/s/ Laurent Mareschal
Director	Director

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Statements of Comprehensive Income

For the three and six-month ended June 30, 2021 and 2020

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Notes	For the three months ended June 30		For the six months ended June 30
		2021	2020	2021	2020

Revenue	15,17	$1,030,518	$977,389	$1,179,598	$1,074,513

Expenses

Selling, general and administrative expenses	13,19	249,371	109,596	517,694	(246,611)
Bad debt		-	-	-	32,386
Direct costs		101,083	44,449	173,365	119,341
Development costs		53,504	48,230	105,504	98,228
Share-based payment	11	-	8,985	1,780	13,846
Depreciation – right-of-use asset	7	-	22,470	16,788	44,939
Depreciation – property and equipment	6	1,019	3,454	3,524	6,909
Total Expenses		404,977	237,184	818,655	69,038

Profit From Operations		625,541	740,205	360,943	1,005,475

Net Finance Charges
Interest and bank charges		3,471	13,033	5,741	(7,921)
Foreign exchange (gain) / loss		(179,607)	9,223	(29,674)	58,392

Profit Before Tax		801,677	717,949	384,876	955,004
Income tax expense	12	94,116	93,620	96,992	97,056
Net Profit / (Loss) for the Period		707,561	624,329	287,884	857,948

Other Comprehensive Income

Exchange differences on translating foreign operations gain / (loss)		(255,973)	(66,527)	(104,553)	98,934

Total Comprehensive Income / (Loss) Net of Tax		$451,588	$557,802	$183,331	$956,882

Earnings per Share
Basic		$0.02	$0.02	$0.01	$0.02
Diluted		$0.02	$0.02	$0.01	$0.02

Weighted Average Number of Common Shares Outstanding
Basic		35,529,132	35,529,132	35,529,132	35,529,132
Diluted		39,769,192	41,465,152	37,082,410	41,465,152

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Statements of Changes in Equity

For the three and six-month ended June 30, 2021 and 2020

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Issued Share Capital		Share- Based Reserves	Accumulated Other Comprehensive Income	Deficit	Total Equity
	No. of Shares	Amount
Balance as at January 1, 2020	35,529,192	$21,914,722	4,049,032	$(319,994)	$(24,877,484)	$766,276
Profit for the period	-	-	-	-	857,948	857,948
Other comprehensive gain	-	-	-	98,934	-	98,934
Share-based payments charged to operations	-	-	13,846	-	-	13,846
Balance as at June 30, 2020	35,529,192	$21,914,722	$4,062,878	$(221,060)	$(24,019,536)	$1,737,004
Profit for the period	-	-	-	-	252,431	252,431
Other comprehensive loss	-	-	-	(131,704)	-	(131,704)
Share-based payments charged to operations	-	-	9,298	-	-	9,298
Balance as at December 31, 2020	35,529,192	$21,914,722	$4,072,176	$(352,764)	$(23,767,105)	$1,867,029
Profit for the period	-	-	-	-	287,884	287,884
Other comprehensive loss	-	-	-	(104,553)	-	(104,553)
Share-based payments charged to operations	-	-	1,780	-	-	1,780
Balance as at June 30, 2021	35,529,192	$21,914,722	$4,073,956	$(457,317)	$(23,479,221)	$2,052,140

No preference shares were issued at June 30, 2021.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Statements of Cash Flows

For the three and six-month ended June 30, 2021 and 2020

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	For the three months ended June 30		For the six months ended June 30
	2021	2020	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Income for the period	$707,561	$624,329	$287,884	$857,948
Adjustments to Net Profit for Non-Cash Items:
Share-based payment	-	8,985	1,780	13,846
Unrealized foreign exchange gain	(255,974)	(120,882)	(101,300)	44,533
Loan Forgiveness	(10,000)	-	(10,000)	-
Bad debt expense	-	32,386	-	32,386
Depreciation- right-of-use	-	22,470	16,788	44,939
Depreciation – property and equipment	1,019	3,454	3,524	6,909
Operating Income before Working Capital Changes	442,606	570,742	198,676	1,000,561
Working Capital Adjustments:
(Increase) in accounts and grants receivable	(802,825)	(10,108)	(214,929)	(144,733)
(Increase) / decrease in prepaid and other receivables	(2,594)	(17,352)	61,748	(10,192)
Increase / (decrease) in accounts payable	14,174	56,103	19,714	(82,966)
Increase / (decrease) in accrued liabilities	(22,170)	(178,130)	(27,603)	(48,462)
(Decrease) / increase in contract liability	(28,388)	(35,222)	43,506	(54,459)
(Decrease) in lease obligation	-		(19,600)
Cash Generated from (Used in) Operations	(399,197)	386,033	61,512	659,749
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(1,226)	-	(2,248)	-
Net Cash Flows Used in Investing Activities	(1,226)	-	(2,248)	-
CASH FLOWS FROM FINANCING ACTIVITIES
(Decrease) in lease obligation	-	(7,410)	-	(36,810)
Interest of lease obligation	-	10,811	-	21,990
Proceeds from loans	20,000	40,000	20,000	40,000
(Repayments) of loans payable	-	-	-	-
Cash Flows Generated from Financing Activities	20,000	43,401	20,000	25,180
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	(380,423)	429,434	79,264	684,929
Cash and Cash Equivalents, Beginning of the Period	1,672,465	697,984	1,212,778	442,489
Cash and Cash Equivalents, End of the Period	$1,292,042	$1,127,418	$1,292,042	$1,127,418

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2021

(Unaudited - See Notice to Reader)

1.	CORPORATE INFORMATION

Lingo Media Corporation (“Lingo Media” or the “Company”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of Ontario and its shares are listed on the TSX Venture Exchange under the symbol “LM” and inter-listed on the OTC Markets under the symbol “LMDCF” and Frankfurt Stock Exchange under the symbol “LIMA”. The condensed consolidated interim financial statements of the Company as at and for the period ended June 30, 2021 comprise the Company and its wholly-owned subsidiaries: Lingo Learning Inc., ELL Technologies Ltd. (d/b/a Everybody Loves Languages), Lingo Group Limited, ELL Technologies Limited, Vizualize Technologies Corporation, Speak2Me Inc., and Parlo Corporation (the “Group”).

Lingo Media is an EdTech company that is ‘building a multilingual world’. The Group provides online and print-based solutions through its two distinct business units: ELL Technologies Ltd. (“ELL Technologies”) and Lingo Learning Inc. (“Lingo Learning”). ELL Technologies provides online training and assessment for language learning. Lingo Learning is a print-based publisher of English language learning school programs in China.

The head office, principal address and registered office of the Company is located at 151 Bloor Street West, Suite 609, Toronto, Ontario, Canada, M5S 1S4.

2.	BASIS OF PREPRATION

2.1	Statement of compliance

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The condensed consolidated interim financial statements for the period ended June 30, 2021 were approved and authorized by the Board of Directors on August 26, 2021.

2.2	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except as provided in Note 4. The comparative figures presented in these consolidated financial statements are in accordance with the same accounting policies.

2.3	Basis of consolidation

The condensed consolidated interim financial statements comprise the financial statements of the Company and its wholly owned subsidiaries controlled by the Company (the “Group”) as at June 30, 2021. Control exists when the Company is exposed to or has the rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All inter-group balances, transactions, unrealized gains and losses resulting from inter-group transactions and dividends are eliminated in full.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2021

(Unaudited - See Notice to Reader)

2.	BASIS OF PREPRATION (Cont’d)

2.4	Functional and presentation currency

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Group. These consolidated financial statements are presented in Canadian Dollars, which is the Company’s functional currency. The functional currency of ELL Technologies Limited and Lingo Group Limited are United States Dollar (“USD”). All other subsidiaries’ functional currency is Canadian Dollar (“CAD”).

The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, “The Effects of Changes in Foreign Exchange Rates”.

3.	SIGINFICANT ACCOUTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS 2021yr end f/s

The preparation of the Company’s condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, reported amounts of assets, liabilities and contingent liabilities, revenues and expenses at the date of the consolidated financial statements and during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

●	Determination of functional currency
●	Determination of expected credit loss
●	Recognition of internally developed intangibles
●	Recognition of government grant and grant receivable
●	Recognition of deferred tax assets
●	Valuation of share-based payments

4.	SUMMARY OF SIGINFICANT ACCOUTING POLICIES

The accounting policies applied by the Company in these Condensed Consolidated Interim Financial Statements are the same as those applied by the Company in its Consolidated Financial Statements for the year ended December 31, 2020.

5.	ACCOUNTS AND GRANTS RECEIVABLE

Accounts and grants receivable consist of:

	June 30, 2021	December 31, 2020
Trade receivable	$1,078,781	$973,852
Grants receivable	110,000	-
	$1,188,781	$973,852

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2021

(Unaudited - See Notice to Reader)

5.	ACCOUNTS AND GRANTS RECEIVABLE (Cont’d)

As at June 30, 2021, the Company had accounts receivable of $270,653 (2020 - $169,002) greater than 30 days overdue and not impaired.

6.	PROPERTY AND EQUIPMENT

	Computer and Office Equipment	Leasehold Improvements	Total
Cost, January 1, 2020	$84,828	$33,180	$118,008
Effect of foreign exchange	614	-	614
Cost, June 30, 2020	$85,442	$33,180	$118,862
Additions	2,319	-	2,319
Effect of foreign exchange	(809)	-	(809)
Cost, December 31, 2020	$86,952	$33,180	$120,132
Additions	2,248	-	2,248
Disposal	(33,384)	-	(33,384)
Effect of foreign exchange	(172)	-	(172)
Cost, June 30, 2021	$55,644	$33,180	$88,824

Accumulated depreciation, January 1, 2020	$59,567	$23,226	$82,793
Charge for the period	2,643	4,266	6,909
Effect of foreign exchange	588	-	588
Accumulated depreciation, June 30, 2020	$62,798	$27,492	$90,290
Charge for the period	2,671	4,266	6,937
Effect of foreign exchange	(780)	-	(780)
Accumulated depreciation, December 31, 2020	$64,689	$31,758	$96,447
Charge for the period	2,102	1,422	3,524
Disposal	(30,134)	-	(30,134)
Effect of foreign exchange	(169)	-	(169)
Accumulated depreciation, June 30, 2021	$36,488	$33,180	$69,668

Net book value, December 31, 2020	$22,263	$1,422	$23,685
Net book value, June 30, 2021	$19,156	$-	$19,156

7.	RIGHT-OF-USE ASSET

The Company has one office facility under lease. The lease term is 5 years from 2016, with an option to renew the lease for another 5 year term after that date. The Company did not renew the lease on expiry and the lease was expired on February 28, 2021.

Non-cancellable lease rentals are payable as follows:

Less than 1 year	$-
Between 1 and 5 years	-
$-

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2021

(Unaudited - See Notice to Reader)

7.	RIGHT-OF-USE ASSET (Cont’d)

The Company subleased Suite 609 at 151 Bloor Street West, Toronto Ontario. It also has equipment leases and office lease in Beijing which it has determined are not recognized as right of use assets or lease liabilities as they are short-term lease and low dollar value. The Beijing office lease expense for the period is $7,119

The Company’s lease obligation and movements therein during the period ended June 30, 2021:

Lease Obligation
Lease obligation as of January 1, 2020	$574,762
Accretion on lease liability	21,990
Lease payment	(58,800)
Lease obligation at June 30, 2020	$537,952
Accretion on lease liability	20,492
Lease payment	(58,798)
Adjustment from lease reassessment	(480,046)
Lease obligation at December 31, 2020	$19,600
Lease payment	(19,600)
Lease obligation at June 30, 2021	$-

The Company’s right-of-use assets and movements therein during the period ended June 30, 2021:

Office Lease
Right-of-use assets at January 1, 2020	$514,181
Depreciation on right-of-use assets	(44,939)
Right-of-use assets at June 30, 2020	469,242
Adjustment from lease reassessment	(480,047)
Depreciation on right-of-use assets	27,593
Right-of-use assets at December 31, 2020	$16,788
Depreciation on right-of-use assets	(16,788)
Right-of-use assets at June 30, 2021	$-

8.	CONTRACT LIABILITIES

The following table presents changes in the contract liabilities balance:

Balance, January 1, 2020	$192,958
Amounts invoices and revenue deferred as at June 30, 2020	63,367
Recognition of deferred revenue included in the period	(117,826)
Balance, June 30, 2020	138,499
Amounts invoices and revenue deferred as at December 31, 2020	203,860
Recognition of deferred revenue included in the period	(123,793)
Balance, December 31, 2020	$218,566
Amounts invoices and revenue deferred as at June 30, 2021	224,195
Recognition of deferred revenue included in period	(180,689)
Balance, June 30, 2021	$262,072

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2021

(Unaudited - See Notice to Reader)

9.	LOAN PAYABLE

In 2020, the Company received loans of $100,000 through Canadian Emergency Business Account Program (“CEBA Loan”), which provides financial relief for Canadian small business during the COVID-19 pandemic. The CEBA loan has an initial term date on December 31, 2021 (the “Initial Term Date”) and may be extended to December 31, 2025. The CEBA Loan is non-revolving, with an interest rate being 0% per annum prior to the initial Term Date. Repayment of principal is not required before December 31, 2022. The loan payments can be made at any time without fees or penalties. Repaying the balance of the CEBA loan on or before December 31, 2022 will result in a loan forgiveness of $30,000. During the period, the Company received $20,000 additional CEBA loan and loan forgiveness $10,000 has been recorded as a reduction of general and administrative expense.

10.	SHARE CAPITAL

Authorized

Unlimited number of preference shares with no par value

Unlimited number of common shares with no par value

11.	SHARE-BASED PAYMENTS

In December 2017, the Company amended its stock option plan (the “2017 Plan”). The 2017 Plan was established to provide an incentive to management (officers), employees, director, and consultants of the Company and its subsidiaries. The maximum number of shares which may be reserved for issuance under the 2017 Plan is limited to 7,105,838 common shares less the number of shares reserved for issuance pursuant to options granted under the 1996 Plan, the 2000 Plan, the 2005 Plan, the 2009 Plan and the 2011 Pan, provided that the Board of Directors of the Company has the right, from time to time, to increase such number subject to the approval of the relevant exchange on which the shares are listed and the approval of the shareholders of the Company.

The maximum number of common shares that may be reserved for issuance to any one person under the 2017 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares of the Company granted as a compensation or incentive mechanism.

The exercise price of each option cannot be less than the market price of the shares on the day immediately preceding the day of the grant less any permitted discount. The exercise period of the options granted cannot exceed 10 years. Options granted under the 2017 Plan do not have any required vesting provisions. However, the Board of Directors of the Company may, from time to time, amend or revise the terms of the 2017 Plan or may terminate it at any time.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2021

(Unaudited - See Notice to Reader)

11.	SHARE-BASED PAYMENTS (Cont’d)

The following summarizes the options outstanding:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life (Yrs)
Outstanding as at January 1, 2020	6,642,000	$0.13	1.52
Granted	450,000	0.05	-
Forfeited	(122,000)	0.18	-
Outstanding as at June 30, 2020	6,970,000	$0.12	1.13
Granted	-	-
Expired	(2,730,000)	0.20	-
Forfeited	-	-	-
Outstanding as at December 31, 2020	4,240,000	$0.07	1.08
Outstanding as at June 30, 2021	4,240,000	$0.07	0.58

Options exercisable as at June 30, 2020	6,662,505	$0.13
Options exercisable as at December 31, 2020	4,127,500	$0.07
Options exercisable as at June 30, 2021	4,240,000	$0.07

The weighted average remaining contractual life for the stock options outstanding as at June 30, 2021 was 0.58 years (2020 - 1.133 years, 2019 - 2.03 years). The range of exercise prices for the stock options outstanding as at June 30, 2021 was $0.05 - $0.13 (2020 - $0.05 - $0.23, 2019 - $0.07 - $0.23). The weighted average grant-date fair value of options granted to management, employees, director, and consultants in February 2020 was estimated at $0.0355 (2019 - $0.0453) using the Black-Scholes option-pricing model.

The pricing model assumes the weighted average risk free interest rates of 1.37% in February 2020 (2019 - 2.19%) weighted average expected dividend yields of nil (2019 - nil), the weighted average expected common stock price volatility (based on historical trading) of 123% (2019 - 105%), a forfeiture rate of 0% (2019 - 0%), a weighted average stock price of $0.05 (2019 - $0.07), a weighted average exercise price of $0.05 (2019 - $0.07), and a weighted average expected life of 3 years (2019 - 3 years), which were estimated based on past experience with options and option contract specifics.

12.	TAX EXPENSE

Income tax expense is accrued upon recognition of revenue and is withheld at source on remittances from China.

13.	GOVERNMENT GRANTS AND SUBSIDY

Government Grants

Included as a reduction of selling, general and administrative expenses are government grants of $113,721 (2020 - $223,326), relating to the Company's publishing and software projects. At the end of the period, $110,000 (2020 - $ Nil) is included in accounts and grants receivable.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2021

(Unaudited - See Notice to Reader)

13.	GOVERNMENT GRANTS AND SUBSIDY (Contd’)

One government grant for the print-based ELL segment is repayable in the event that the segment’s annual net income for each of the previous two years exceeds 15% of revenue. During the year, the conditions for the repayment of grants did not arise and no liability was recorded.

Canada Emergency Wage Subsidy

The Canada Emergency Wage Subsidiy (“CEWS”) was announced on March 27, 2020. Effective April 11, 2020, the CEWS came into force providng a wage subsidy to eligible Canadian employers to enable them to continue to pay their Canadian employees through their own payroll. Due to the negative impact of COVID-19, the Company applied CEWS and recorded $6,145 as receivable during the period to reduce General and Administrative Expense.

Technation Canada – Career Ready Program

Career Ready Program is part of the Government of Canada’s Student Work Placement Program. It supports businesses by financing their decision to hire a student for a work-term placement. This in turn creates a rewarding opportunity for the student to apply their learning in real-world setting and puts them on a path to a bright career. During the period, the Company receive $7,500 from the program. It has been recorded as a reduction of General and Administrative Expense.

14.	FINANCIAL INSTRUMENTS

Fair values

The carrying value of cash and accounts and grants receivable, approximates their fair value due to the liquidity of these instruments. The carrying values of accounts payables and accrued liabilities and loans payables approximate their fair value due to the requirement to extinguish the liabilities on demand or payable within a year.

Financial risk management objectives and policies

The financial risk arising from the Company’s operations are currency risk, liquidity risk and credit risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Group’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how to mitigate these risks are as follows:

a.	Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s monetary assets and liabilities denominated in currencies other than the Canadian Dollar and the Company’s net investments in foreign subsidiaries.

The Company operates internationally and is exposed to foreign exchange risk as certain expenditures are denominated in non-Canadian Dollar currencies.

The Company has been exposed to this fluctuation and has not implemented a program against these foreign exchange fluctuations.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2021

(Unaudited - See Notice to Reader)

14.	FINANCIAL INSTRUMENTS (Cont’d)

a.	Foreign currency risk (Cont’d)

A 10% strengthening of the US Dollar against the Canadian Dollar would have increased the net equity approximately by $117,624 (2020 ‑ $76,990) due to reduction in the value of net liability balance. A 10% of weakening of the US Dollar against the Canadian Dollar at June 30, 2021 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of June 30, 2021 are as follows:

US Denominated
USD
Cash	894,125
Accounts receivable	851,842
Accounts payable	29,091

b.	Liquidity risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days. At June 30, 2021, the Company had cash of $1,292,042, accounts and grants receivable of $1,188,781 and prepaid and other receivables of $107,184 to settle current liabilities of $475,021.

c.	Credit risk

Credit risk refers to the risk that one party to a financial instrument will cause a financial loss for the counterparty by failing to discharge an obligation. The Company is primarily exposed to credit risk through accounts receivable. The maximum credit risk exposure is limited to the reported amounts of these financial assets. Credit risk is managed by ongoing review of the amount and aging of accounts receivable balances. As at June 30, 2021 the Company has outstanding receivables of $1,188,781 (2020 - $983,235). New impairment requirements use an 'expected credit loss' ('ECL') model to recognize an allowance. Impairment is measured using a 12-month ECL method unless the credit risk on a financial instrument has increased significantly since initial recognition in which case the lifetime ECL method is adopted. For receivables, a simplified approach to measuring expected credit losses using a lifetime expected loss allowance is available. The Company deposits its cash with high credit quality financial institutions, with the majority deposited within Canadian Tier 1 Banks.

15.	MAJOR CUSTOMER

The Company had sales to a major customer in the period ended in June 30, 2021 and June 30, 2020, a government agency of the People’s Republic of China. The total percentage of sales to this customer during the period was 77% (2020 – 83%) and the total percentage of accounts receivable at June 30, 2021 was 98% (2020 – 95%).

16.	CAPITAL MANAGEMENT

The Company’s primary objectives when managing capital are to (a) safeguard the Company’s ability to develop, market, distribute and sell English language learning products, and (b) provide a sound capital structure for raising capital at a reasonable cost for the funding of ongoing development of its products and new growth initiatives. The Board of Directors does not establish quantitative capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2021

(Unaudited - See Notice to Reader)

16.	CAPITAL MANAGEMENT (Cont’d)

The Company includes equity, comprised of issued share capital, warrants, share-based payments reserve and deficit, in the definition of capital. The Company is dependent on cash flow from co-publishing royalties and software licensing agreements and external financing to fund its activities. In order to carry out planned development of its products and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There has been no change to the Company’s capital management from the approach used in 2021 or 2020.

17.	SEGMENTED INFORMATION

The Company operates two distinct reportable business segments as follows:

License of intellectual property: Lingo Learning is a print-based publisher of English language learning textbook programs in China. It earns significantly higher royalties from Licensing Sales compared to Finished Product Sales.

Online and Offline Language Learning: ELL Technologies is a global web-based educational technology (“EdTech”) language learning, training, and assessment company. The Company provides the right to access hosted software over a contract term without the customer taking possession of the software. The Company also provides offline licenses for the right to use perpetual language-learning.

Transactions between operating segments and reporting segment are recorded at the exchange amount and eliminated upon consolidation.

Segmented Information (Before Other Financial Items Below)

June 30, 2021	Online English Language Learning	Print-Based English Language Learning	Head Office	Total
Segmented assets	$238,209	$2,318,681	$50,273	$2,607,163
Segmented liabilities	360,107	116,186	78,730	555,023
Segmented revenue - online	274,823	-	-	274,823
Segmented revenue - royalties	-	904,775	-	904,775
Segmented direct costs	55,922	117,443	-	173,365
Segmented selling, general & administrative	84,044	178,235	255,415	517,694
Segmented profit / (loss)	28,867	492,453	(255,589)	265,731

June 30, 2020	Online English Language Learning	Print-Based English Language Learning	Head Office	Total
Segmented assets	$242,498	$2,442,338	$55,186	$2,740,022
Segmented liabilities	194,497	674,104	134,417	1,003,018
Segmented revenue - online	171,603	-	-	171,603
Segmented revenue - royalties	5,998	896,912	-	902,910
Segmented direct costs	59,322	60,019	-	119,341
Segmented selling, general & administrative	(576,562)	32,948	297,003	(246,611)
Segmented profit / (loss)	562,808	656,749	(297,292)	922,265

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2021

(Unaudited - See Notice to Reader)

17.	SEGMENTED INFORMATION (Cont'd)

June 30, 2019	Online English Language Learning	Print-Based English Language Learning	Head Office	Total
Segmented assets	$117,687	$1,576,836	$1,755	$1,736,275
Segmented liabilities	218,457	475,622	337,603	1,031,682
Segmented revenue - online	145,380	-	-	145,380
Segmented revenue -royalties	3,802	857,988	-	861,790
Segmented direct costs	30,215	44,206	-	74,422
Segmented selling, general & administrative	78,762	90,778	261,377	430,917
Segmented profit / (loss)	(80,930)	547,423	(261,734)	204,759

Other Financial Items	2021	2020	2019
Online English Language Learning segmented income (loss)	$28,867	$562,808	$(80,930)
Print-Based English Language Learning segmented income (loss)	492,453	656,749	547,423
Head office	(255,589)	(297,292)	(261,734)
Foreign exchange gain (loss)	29,674	(58,392)	(7,324)
Interest income (expense)	(5,741)	7,921	(24,547)
Share-based payment	(1,780)	(13,846)	(56,759)
Other comprehensive income (loss)	(104,553)	98,934	(26,886)
Total Comprehensive Income (Loss)	$183,331	$956,882	$89,243

Revenue by Geographic Region

	2021	2020	2019
Latin America	$253,853	$194,053	$87,370
China	911,694	861,747	894,643
Other	14,051	18,713	25,156
	$1,179,598	$1,074,513	$1,007,169

Identifiable Non-Current Assets by Geographic Region

	2021	2020	2019
Canada	$18,748	$497,065	$394,501
China	408	510	604
	$19,156	$497,575	$395,105

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the period ended June 30, 2021

(Unaudited - See Notice to Reader)

18.	SUPPLEMENTAL CASH FLOW INFORMATION

	2021	2020	2019
Income taxes and other taxes paid	$104,553	$97,056	$97,442
Interest paid	6,582	27,564	24,547
Interest received	841	35,485	-

19.	RELATED PARTY BALANCES AND TRANSACTIONS

During the period, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

(a)

For the six-month period ended June 30, 2021, the Company charged $3,400 (2020 - $7,500) to the corporations with director or officer in common for rent, administration, office charges and telecommunications.

(b)	During the period ended June 30, 2021, the company paid $2,400 director fees to independent directors.

(c)

Key management compensation for the six-month period ended June 30, 2021 was $159,000 (2020 – $159,000) and is reflected as consulting fees paid to corporations owned by a director and officers of the Company, of which $Nil (2020 - $ Nil) is unpaid and included accrued liabilities.

20.	COVID-19

Since December 31, 20219, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19,” has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions.

The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company’s business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be predicted with any meaningful precision, including new information which may emerge concerning the severity of the COVID-19 virus and the actions required to contain the COVID-19 virus or remedy its impact, among others. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

Lingo Media has taken measures to protect its management, employees and contractors and has advised them to work from home and maintain a safe environment to ensure they are healthy and have minimal exposure to the risk of infection. In addition, the company is eligible and has applied for certain government subsidies, additional grants and interest-free loans, which are already reflected in these financial statements.

The Company has contacted all the parties it is working with to ensure they are all working in a safe environment. A number of such parties have had an impact on their operations and ability to collaborate, while, a large number have identified multiple new business opportunities due to COVID-19 and the stay at home order of students in many countries. Lingo Media is offering e-learning solutions which meets the challenges schools and universities are facing by providing online language learning solutions. In addition, the Company has designed a number of programs to ensure its clients can easily deploy its suite of products that are well suited for a quarantined environment.